UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into Definitive Private Subscription Agreements with Chief Executive Officer

This Report on Form 6-K is being filed to disclose two consecutive private placement equity transactions entered into by VCI Global Limited (the “Company”) directly with its Chairman and Chief Executive Officer, Mr. Hoo Voon Him (the “Purchaser”), to optimize the Company's capital structure and expand working capital resources.

On May 20, 2026, the Company entered into a definitive private subscription agreement (the “May 20 Agreement”) with Mr. Hoo Voon Him (“May 20, 2026 transaction”). Pursuant to the terms of the May 20 Agreement, the Purchaser acquired 1,200,000 ordinary shares, no par value, of the Company at a fixed purchase price of $0.75 per ordinary share, for an aggregate cash consideration of $900,000. The transaction closed immediately upon execution, and gross proceeds were transferred entirely to the Company's operational treasury.

On May 26, 2026, the Company entered into a second consecutive definitive private subscription agreement (“May 26 Agreement”) with Mr. Hoo Voon Him (the “May 26, 2026 transaction”, and together with the May 20, 2026 transaction. The “May Transactions”). Pursuant to the terms of the May 26 Agreement, the Purchaser acquired 654,135 ordinary shares, no par value, of the Company at a fixed purchase price of $1.33 per ordinary share, derived from prevailing market metrics. The aggregate cash consideration for this transaction equaled $870,000. Gross proceeds were received directly by the Company.

Collectively, within a rolling 7-day period, the Issuer has received total unencumbered gross cash proceeds of $1,770,000 directly from the Purchaser via these two private transactions. These capital injections have expanded Mr. Hoo Voon Him’s direct beneficial equity stake in the Company from 371,398 ordinary shares to 2,225,533 ordinary shares.

Prior to the execution of the May 20, 2026 transaction, Mr. Hoo Voon Him’s direct beneficial ownership represented approximately 7.626% of the Company’s issued and outstanding ordinary shares. Following the closing and issuance of shares under the May transactions, Mr. Hoo Voon Him’s total direct beneficial ownership stake has increased to approximately 33.097% of the total outstanding ordinary shares of the Company.

The total cumulative proceeds of $1,770,000 from the May Transactions have been allocated directly to corporate treasury asset pools. The management of the Company has designated these unencumbered funds entirely for general working capital and general corporate purposes, providing additional financial flexibility to support the Company's ongoing operations and strategic baseline initiatives.

The ordinary shares issued under the May Transactions have been issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering.

Consequently, all such shares constitute “restricted securities” under SEC Rule 144. The electronic book-entry certificates held by the transfer agent carry permanent restrictive legends and are strictly barred from public market resale, transfer, or deposition into U.S. brokerage clearing systems on the NASDAQ Capital Market for the mandatory statutory holding periods. No warrants, options, derivative sweeteners, or variable-rate conversion price adjustments were issued or are outstanding in connection with the May Transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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